SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                       iBEAM Broadcasting Corporation
                      --------------------------------
                              (Name of Issuer)


                      Common Stock, $0.0001 par value
                      --------------------------------
                       (Title of Class of Securities)


                                 45073P101
                                 ----------
                               (CUSIP Number)

                    Williams Communications Group, Inc.
                          One Williams Center 41-3
                           Tulsa, Oklahoma 74172
                               (918) 573-3005


               (Name, Address and Telephone Number of Person
             -----------------------------------------------------
             Authorized to Receive Notices and Communications)


                                  Copy to:
                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                            New York, N.Y. 10036
                               (212) 735-3000

                              December 7, 2001
                             -----------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



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CUSIP No.  45073P101                     13D

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Williams Communications Group, Inc.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [X]  (a)
           [ ]  (b)

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    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCES OF FUNDS

           OO

-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
           SHARES             -------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER         18,007,040
        OWNED BY EACH         -------------------------------------------------
          REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON WITH          -------------------------------------------------
                              10   SHARED DISPOSITIVE POWER    18,007,040

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,007,040

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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                   [  ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           58.6%*

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   14      TYPE OF REPORTING PERSON
           CO
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(*) This percentage is calculated assuming the conversion of 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock pursuant to the terms and conditions of the Certificate of Designations described herein, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Allen & Co., Lunn or Touch America into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock, the Reporting Persons would beneficially own 49% of the outstanding shares of Common Stock of the Company.



CUSIP No.  45073P101                      13D

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Williams Communications, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [X]  (a)
           [ ]  (b)

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCES OF FUNDS

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                              7      SOLE VOTING POWER        18,007,040
          NUMBER OF           -------------------------------------------------
           SHARES             8      SHARED VOTING POWER
        BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH         9      SOLE DISPOSITIVE POWER   18,007,040
          REPORTING           -------------------------------------------------
         PERSON WITH          10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,007,040
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                               [  ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           58.6%*
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           OO
-------------------------------------------------------------------------------
(*) This percentage is calculated assuming the conversion of 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock pursuant to the terms and conditions of the Certificate of Designations described herein, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred
Stock owned by Allen & Co., Lunn or Touch America into Common Stock.
Assuming full conversion of the shares of Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock, the Reporting
Persons would beneficially own 49% of the outstanding shares of Common
Stock of the Company.



Item 1.    Security and Issuer.

           This Amendment No. 2 (this "Amendment") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission on July 20, 2001, (the "Schedule 13D") by Williams Communications Group, Inc., a Delaware corporation ("Williams Communications Group"), and Williams Communications, LLC, a Delaware limited liability company and a wholly owned subsidiary of Williams Communications Group ("Williams Communications" and together with Williams Communications Group, the "Reporting Persons"). This Amendment is filed with respect to the Common Stock, $.0001 par value per share (the "Common Stock"), of iBEAM Broadcasting Corporation, a Delaware corporation (the "Company"), issuable upon conversion of the Series A Convertible Preferred Stock, $0.0001 par value per share (the "Series A Preferred Stock"), of the Company beneficially owned by the Reporting Persons. Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction.

           Item 4 is hereby amended by adding the following immediately prior to the ultimate paragraph thereof:

           On November 28, 2001, the Bankruptcy Court approved the Asset Sale. On December 7, 2001, the parties consummated the Asset Sale and Williams Communications paid approximately $19 million in cash, representing the purchase price for the assets acquired from the Company as adjusted for certain items, including repayment to Williams Communications of amounts owed to it under the Credit Agreement. Contemporaneous with the closing of the Asset Sale, each of John Bumgarner, Howard Janzen, Laura Kenny and Paul Gould (Williams Communications' designees to the Company's Board of Directors) resigned from their positions on the Company's Board of Directors. On December 10, 2001, Williams Communications issued a press release regarding the foregoing matters. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1 Press release issued by Williams Communications on December 10, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Williams Communications Group, Inc., filed with the SEC on December 13, 2001)



                                 SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 20, 2001

                                          WILLIAMS COMMUNICATIONS GROUP, INC.


                                          By: /s/ P. David Newsome, Jr.
                                              ------------------------------
                                          Name:  P. David Newsome, Jr.
                                          Title: General Counsel and Secretary




                               Exhibit Index



Exhibit 99.1     Press release issued by Williams Communications on
                 December 10, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Williams Communications Group, Inc., filed with the SEC on December 13, 2001)